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                                                               Exhibit (a)(11)

                                                              [TRW LOGO]



    NEWS RELEASE                                  TRW Inc.
                                                  1900 Richmond Road
                                                  Cleveland, OH 44124

    For Immediate Release                         Contact

                                                  Jay McCaffrey (Media)
                                                  888-632-6996
                                                  Tom Myers (Investor Relations)
                                                  216-291-7506

    TRW COMPLETES BID FOR BDM INTERNATIONAL

    CLEVELAND, Dec. 26, 1997 -- TRW Inc. (NYSE: TRW) announced today the completion of its $29.50-per-share cash tender offer for the outstanding shares of BDM International, Inc. (Nasdaq: BDMI).

    In the offer, which expired at 12:00 Midnight, New York City time, on December 24, 1997, 29,123,947 shares of common stock of BDM were tendered including 165,042 shares subject to guarantees of delivery. TRW accepted shares for payment representing approximately 97.94 percent of BDM's outstanding stock.

    TRW plans to promptly effect the merger of its wholly-owned subsidiary Systems Acquisition Inc. with and into BDM. As a result of the merger, all remaining outstanding shares of BDM not tendered in the offer will be converted into the right to receive $29.50 per share in cash, the same amount paid to shareholders tendering pursuant to the offer, and BDM will become a wholly-owned subsidiary of TRW.

    BDM is a multinational information technology company based in McLean, Va., that provides systems integration and computer services to public sector and commercial customers. Revenue in 1996 totaled approximately $1 billion. The company employs approximately 9,000 people in 110 worldwide locations. Additional information is available on BDM's Web site (http://www.bdm.com).

    TRW provides advanced technology products and services for the automotive and space and defense markets. Systems integration activities involve the development and application of systems engineering, systems integration, information systems, and software development products and services for domestic and international customers in government and commercial markets. TRW's total revenue in 1996 was approximately $10 billion. The company's news releases are available on the internet through TRW's Web site (http://www.trw.com).



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